Exhibit 4.1

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The summary of general terms and provisions of the capital stock of Northern Oil and Gas, Inc. (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Bylaws (the “Bylaws,” and together with the Certificate of Incorporation, the “Charter Documents”), each of which is included as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and incorporated by reference herein. For additional information, please read the Charter Documents and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).
Authorized Capital Stock
The Company is authorized to issue up to 680,000,000 shares, of which (i) 675,000,000 have been designated common stock, par value $0.001 per share (“Common Stock”), and (ii) 5,000,000 have been designated preferred stock, par value $0.001 per share (“Preferred Stock”). The Company has designated 2,294,702 shares of the Preferred Stock as 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”).
Common Stock
Voting Rights
The holders of shares of Common Stock have the exclusive power to vote on all matters presented to the Company’s stockholders unless Delaware law or the certificate of designation for an outstanding series of Preferred Stock gives the holders of that series of Preferred Stock the right to vote on certain matters. Each holder of shares of Common Stock is entitled to one vote per share.
Except with respect to the election of directors or as otherwise required by law, all questions submitted to a vote of our stockholders are decided by the affirmative vote of the holders of the greater of (a) a majority of the voting power of the shares present and entitled to vote on that item of business or (b) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at a duly held meeting of stockholders. Directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present, and stockholders are not entitled to cumulate their votes for the election of directors.
Dividend Rights
Subject to any prior rights of any Preferred Stock then outstanding, the holders of shares of Common Stock are entitled to receive dividends ratably out of funds legally available, when and if declared by the Company’s board of directors.
Liquidation Rights
Upon any liquidation, dissolution or winding up of the Company, voluntary or involuntary, after the payment in full of all amounts to which the holders of shares of Preferred Stock shall be entitled and payment or provision for payment of the Company’s debts, the remaining assets of the Company to be distributed to the holders of the stock of the Company shall be distributed equally, on a per share basis, among the holders of the shares of Common Stock.

No Preemptive, Redemption or Convertible Rights
The holders of Common Stock shall have no preemptive rights to subscribe to any or all additional issues of Common Stock or any securities of the Company convertible into Common Stock. The Common Stock is not redeemable nor convertible.
Listing
The Common Stock is currently listed on the NYSE American under the symbol “NOG.”
Series A Preferred Stock
The Company has issued 2,294,702 shares of Series A Preferred Stock. The Series A Preferred Stock is not registered under Section 12 of the Securities Exchange Act of 1934, as amended. The holders of the Series A Preferred Stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other Company securities.
Holders of Series A Preferred Stock, are entitled to receive, if declared by our board of directors out of funds legally available for payment, cumulative dividends at a rate per annum of 6.5% on the sum of (i) the liquidation preference of $100 per share of Series A Preferred Stock plus (ii) all accumulated and unpaid dividends on such share, whether or not declared. Dividends on the Series A Preferred Stock are payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2020. Shares of the Series A Preferred Stock have priority over our Common Stock with regard to the payment of dividends.
The Series A Preferred Stock have a liquidation preference in the amount of $100 per share of Series A Preferred Stock, plus an amount equal to all accumulated and unpaid dividends on the shares (including dividends accrued and unpaid on previously unpaid dividends), whether or not declared, to, but not including, the date fixed for liquidation, winding-up or dissolution.
Holders of the Series A Preferred Stock may convert any or all of their shares of Series A Preferred Stock at any time based on an initial conversion rate of 43.63 shares of our Common Stock per share of Series A Preferred Stock (which is equivalent to an initial conversion price of approximately $2.29 per share of our Common Stock), subject to adjustment. The Company may, at any time, give notice of its election to cause all or any portion of the outstanding shares of the Series A Preferred Stock to be automatically converted into shares of Common Stock if the closing sale price of our Common Stock equals or exceeds 145% of the conversion price for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days, including the last trading day of such 30 trading day period, ending on, and including, the trading day immediately preceding the business day on which the Company issues a press release announcing the mandatory conversion of the Series A Preferred Stock, in which case each holder will receive on the mandatory conversion date, for each share of Series A Preferred Stock being converted, a number of shares of our Common Stock equal to (i) the conversion rate, plus (ii) the amount of any accumulated and unpaid dividends on such converted share through the conversion date (including dividends accrued and unpaid on previously unpaid dividends), whether or not declared, divided by the conversion price (together with a cash payment in lieu of any fractional share).
The Series A Preferred Stock does not have any voting rights other than with respect to certain fundamental changes in the terms of the Series A Preferred Stock and as otherwise required by applicable law. However, if dividends on the Series A Preferred Stock or dividends on any other series of Preferred Stock or preference securities that ranks equally with the Series A Preferred Stock as to payment of dividends and with similar voting rights are in arrears and unpaid for three or more semi-annual dividend periods, then the holders of the Series A Preferred Stock, voting as a single class with any other series of Preferred Stock or preference securities having similar voting rights that are exercisable (and with voting rights allocated pro rata based on the liquidation preference of the Series A Preferred Stock and each such other series of Preferred Stock or preference securities), will be entitled at the Company’s next regular or special meeting of stockholders to elect two additional directors to the board of directors. Upon the election of any additional directors, the number of directors that comprise our board of directors shall be increased by such number of additional directors.
Anti-Takeover Provisions
The Charter Documents and the DGCL contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:
Delaware Anti-Takeover Law
In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more stockholders from engaging in a Business Combination (as defined below) with an Interested Stockholder (as defined below) for a three-year period following the time that this stockholder becomes an interested stockholder, unless the Business Combination is approved in a prescribed manner. A “Business Combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the Interested Stockholder. An “Interested Stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of Interested Stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a Business Combination between a corporation and an Interested Stockholder is prohibited for three years unless it satisfies one of the following conditions:
•Before the stockholder became an Interested Stockholder, the board of directors approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder;
•Upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or
•At or after the time the stockholder became an Interested Stockholder, the Business Combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder.
The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its stockholders). The Certificate does not contain a provision expressly opting out of the application of Section 203 of the DGCL; therefore, the Company is subject to the anti-takeover statute.
Authority of the Board of Directors
Pursuant to the Certificate of Incorporation, the Company’s board of directors, without action by the stockholders, may issue up to 5,000,000 shares of preferred stock in one or more series with voting or other rights or preferences as designated by our board of directors. In some cases, the issuance of preferred stock without stockholder approval could discourage or make more difficult attempts to take control of the Company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of the Company from acquiring enough voting shares necessary to take control.
In addition, the Company’s board of directors has the right to fill vacancies of the board of directors (including a vacancy created by an increase in the size of the board of directors).

Special Meetings of Stockholders
The Bylaws provide that a special meeting of stockholders may be called only by the Company’s board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
The Bylaws establish advance-notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.